Filed pursuant to Rule 424(b)(3)
File No. 333-290670

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated November 13, 2026
to
Prospectus dated June 2, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated June 2, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of December 1, 2026;
•to disclose the calculation of our October 31, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business; and
•to provide an update to the status of our current public offering.

December 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2026 (and repurchases as of November 30, 2026) is as follows:

Transaction Price (per share)
Class S	$24.2255
Class T	$23.9531
Class D	$24.0105
Class M	$24.0846
Class I	$23.3179
Class F*	$24.6152
Class Y*	$23.2952
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The December 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since October 31, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

October 31, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2026.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2026 (dollar amounts in thousands):

Components of NAV	October 31, 2026
Loans receivable	$8,458,836
Investment in real estate	985,112
Mortgage-backed securities held-to-maturity	88,724
Mortgage-backed securities, at fair value	215,532
Cash and cash equivalents	115,105
Restricted cash	25,366
Other assets	175,443
Collateralized loan obligation, net of deferred financing costs	(3,257,430)
Repurchase agreements payable, net of deferred financing costs	(2,342,947)
Credit facility payable, net of deferred financing costs	(1,262,567)
Mortgage note, net of deferred financing costs	(118,024)
Accrued stockholder servicing fees(1)	(2,276)
Other liabilities	(100,376)
Net asset value	$2,980,498
Number of outstanding shares	125,076,174

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of October 31, 2026, we accrued under GAAP $80,321 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of October 31, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,608,421	$12,970	$7,675	$76,368	$1,241,303	$14,108	$19,653	$2,980,498
Number of outstanding shares	66,393,621	541,467	319,652	3,170,820	53,233,819	573,137	843,658	125,076,174
NAV per Share as of October 31, 2026	$24.2255	$23.9531	$24.0105	$24.0846	$23.3179	$24.6152	$23.2952

Market Update
Treasury yields retreated in October as investors sought safe-haven assets amid a tech selloff and softening economic data. The pullback reversed September’s spike, which had been driven by the first Fed rate hike since July 2023, sticky inflation and heavy AI and government borrowing. The 2-year yield fell 18 bps to 4.71%, while the 10-year yield fell back below the 5% threshold, to 4.98%. Year to date, 2- and 10-year yields are up 141 bps and 112 bps, respectively. The Bloomberg U.S. Aggregate Index returned -2.61% in October and -0.64% over the past five years amid persistent interest rate volatility.
Commercial real estate transaction volume surged during Q3 2026, though large entity-level transactions overstated the breadth of the recovery. Volume totaled approximately $264 billion, up 89% from a year earlier, though portfolio and entity-level deals accounted for 54% of activity. Apartment and data center volume rose 139% and 1,525%, respectively, reflecting several large entity-level transactions, while office, industrial and hotel volume increased a more moderate 29%, 47% and 9%, respectively.1
Commercial property prices continued to recover slowly, rising 0.9% year over year during Q3. Gains varied by property type, led by office and industrial, while apartment and hotel prices fell 4.6% and 8.2%, respectively. Higher long-term borrowing costs remained a headwind, with the 10-year Treasury yield rising above the 5.0% threshold during the quarter from 4.1% a year earlier.1
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years have suppressed construction activity and led to a sharp reduction in completions, a trend that should persist over the next two to three years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office continues to be minimal.
•Meanwhile, NOI and occupancy levels remain healthy across sectors.
•Even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner as recent months’ pricing and volume attest.1
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate return while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2.1 trillion in CRE debt—more than a third of all outstanding CRE debt—will mature by the end of 2028. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT’s total returns were modestly negative across all share classes in October, primarily driven by unrealized depreciation in select equity positions.
•Class I (-0.24%), Class S (-0.32%), Class T (-0.33%), Class D (-0.28%), Class M (-0.27%), Class F (-0.13%) and Class Y (-0.15%).
Year to date, FS Credit REIT has returned 3.70%, significantly outperforming traditional fixed income, including the Bloomberg U.S. Aggregate Bond Index (-0.54%), corporate bonds (-0.81%) and municipal bonds (-0.64%) as of October 31, 2026.2
Looking ahead, we believe FS Credit REIT is positioned to generate meaningful current income for investors that compares favorably with many traditional fixed-income alternatives.
While certain investments may continue to create periods of NAV volatility, FS Credit REIT has generated positive total returns in 101 of 105 months since inception, highlighting the historically income-oriented and resilient nature of the strategy.
•Class I shares provided approximately 337 basis points of excess income over three-month U.S. Treasury bills as of October 31, 2026.
•The current annualized distribution rate is 7.61% for Class I shares, 7.07% for Class D shares, 7.05% for Class M shares, 6.44% for Class S shares, 6.51% for Class T shares, 8.46% for Class F shares and 8.96% for Class Y shares, based on the December 1, 2026 transaction price.
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(1)    MSCI Real Capital Analytics as of September 2026, latest data available.
(2)    Corporate bonds represented by the Bloomberg US Corporate Bond Index; Municipal bonds represented by the Bloomberg U.S. Municipal Bond Index.

•The tax-equivalent annualized distribution rate is 8.50% for Class I shares, 7.90% for Class D shares, 7.88% for Class M shares, 7.20% for Class S shares, 7.27% for Class T shares, 9.45% for Class F shares and 10.01% for Class Y shares, based on the December 1, 2026 transaction price.3
We met 100% of repurchase requests in October.
Portfolio highlights
In October, we closed on three loans totaling approximately $284.2 million in commitments, including:
•A $149.6 million senior loan, collateralized by the newly renovated Hilton Back Bay, a 401-key, full-service hotel with a 218-space parking garage in Boston’s Back Bay neighborhood. The property sits in an attractive and walkable location directly across from the Hynes Convention Center and near the Prudential Center, Newbury Street and Fenway Park. A recently completed renovation refreshed the guestrooms and public spaces, added 11 rooms and approximately 2,200 square feet of meeting space, and upgraded the hotel’s fitness center and other building systems. The property also benefits from limited new hotel supply in Back Bay.
•An $84.6 million senior loan secured by a 2019-vintage Class A mixed-use property comprising 289 multifamily units and approximately 29,000 square feet of ground-floor retail in Miami’s Wynwood neighborhood. The property is 95% leased on the residential side and sits in a prime location in the heart of Miami’s Wynwood neighborhood. It features modern amenities (rooftop pool deck, fitness center, coworking lounge, among others) and a complementary retail component that is 76% leased to 11 food, beverage and lifestyle tenants. The loan benefits from well-capitalized and experienced sponsorship and represents an approximately 40% discount to comparable Class A multifamily sales in Urban Miami, providing meaningful downside protection.
•A $50.0 million loan, collateralized by a 707,000-square-foot industrial manufacturing and logistics facility with 14.3 acres of outdoor storage in Suffolk, Virginia. The property is 100% leased and benefits from its proximity to the Port of Virginia, the third-largest port on the East Coast. Its largest tenant, HII Fleet Support Group is a marine engineering service provider for the U.S. Navy and occupies approximately 82% of the property, employing the location to support U.S. Navy shipbuilding operations. The property has maintained average occupancy of 96% since 2005. The loan is underwritten at a conservative loan-to-value ratio and includes a cash sweep provision designed to provide additional protection around lease expirations.
Assets on nonaccrual represented 6.41% of the debt portfolio as of October 31, 2026, down from 7.48% a month earlier.4 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer. We are also reviewing potential alternatives with respect to properties we own as a result of prior loan workouts (also known as real estate owned properties (“REO”)), in an effort to enhance FS Credit REIT's positioning and long-term value for shareholders. These discussions are currently ongoing.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation rather than price appreciation.
•Relative level of income above cash yields. FS Credit REIT offers an attractive level of excess income over risk-free rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority over equity investors (property owners). They are first to be paid from rental income and are last to absorb losses if property values decline. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
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(3)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.50% to match the after-tax income of a REIT with an annualized distribution rate of 7.61%.
(4)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our approximately $9.8 billion portfolio, weighted to multifamily properties.
•The long-term nature of our borrowings. Approximately 92% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 79% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Status of our Offering
We are currently offering on a continuous basis up to $2.5 billion in shares of common stock, consisting of up to $2.25 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 9,086,498 shares of our common stock (consisting of 3,837,921 Class S shares, 5,198,157 Class I shares, 11,584 Class T shares, 4,512 Class D shares, and 34,323 Class M shares) in the primary offering for total proceeds of $220.1 million and (ii) 1,790,953 shares of our common stock (consisting of 935,791 Class S shares, 815,364 Class I shares, 8,099 Class T shares, 3,817 Class D shares, and 27,881 Class M shares) pursuant to our distribution reinvestment plan for a total value of $43.43 million.